February 12, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3720
Washington, D.C. 20549

RE:	Terremark Worldwide, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 9, 2009, as amended July 29, 2009
Forms 10-Q for the Quarterly Periods Ended June 30, 2009 and
September 30, 2009
Filed August 11, 2009 and November 9, 2009
File No. 001-12475
Ladies and Gentlemen:
     On behalf of Terremark Worldwide, Inc., a Delaware corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the reports described above, which comments were set forth in the Staff’s letter dated January 28, 2010 (the “Comment Letter”) to Manuel D. Medina, the Chairman, Chief Executive Officer and President of the Company.
     For ease of reference, the headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter. We have also attached to this Letter as Exhibit A the statement that the Commission has requested from the Company.
Form 10-K for the Fiscal Year Ended March 31, 2009
Item 13. Certain Relationships and Related Transactions, and Director Independence, page 48
1.	It is unclear why you have included disclosure regarding the May 2009 transaction with VMWare Bermuda Limited was disclosed under Item 13 of your Form 10-K. If this transaction involved a related person, please provide all disclosures required by Item 404(a) in future filings.

Response:	The Company supplementally advises the staff that, at the time of the Form 10-K filing, VMWare and Terremark contemplated partnering together on initiatives involving virtualized software solutions; however, there were no concrete terms in place at such time. Nevertheless, in an abundance of caution, the Company included disclosure alerting the investing public that VMWare had a role separate and apart from its role as an investor. Since the time of this filing, the two parties have worked on a number of partnering initiatives to develop cloud computing technology, and the Company intends to supplement in future filings its related parties disclosure by inclusion of the following language:

“On May 29, 2009, in a private transaction, we sold to VMware Bermuda Limited, a wholly-owned subsidiary of VMware, Inc., four million shares of our common stock at a purchase price of $5.00 per share, for a total purchase price equal to $20 million. As part of the VMware vCloud Initiative, the two companies have worked together to provide leading-edge utility and cloud computing services to the enterprise and federal markets and continue to jointly cooperate to create and launch cloud infrastructure services. For the fiscal year ended March 31, 2010, we paid to VMWare $ in software licensing fees.”
2.	We note that in your Form 10-K as initially filed on June 9, 2009, you did not include all disclosures required by Item 13 of Form 10-K regarding director independence, nor did you specifically incorporate these disclosures by reference to your proxy statement. In future filings, please include all required disclosures or specifically incorporate these disclosures by reference to your proxy statement. See Item 13 of Form 10-K and Item 407(a) of Regulation S-K.

Response:	The Company supplementally advises the staff that in future filings it will include all such required disclosures or specifically incorporate these disclosures by reference to the Company’s proxy statement.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Part 2, Item 6. Exhibits
3.	We also note that you filed two Current Reports on Form 8-K on June 18, 2009 and June 29, 2009 in which you disclose an offering of senior secured notes. The agreements relating to your offering were filed as exhibits to your Forms 8-K. These agreements, however, were not filed as exhibits to your Form 10-Q for the quarterly period during which you entered into the agreements. In future filings, please re-file these agreements, including all exhibits and schedules, as exhibits to your periodic reports. See Item 601(a)(4) of Regulation S-K.

Response:	The Company supplementally advises the staff that the Company has re-filed with its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009 these agreements by incorporating them by reference to the Forms 8-K filed on June 18, 2009 and June 29, 2009.
     Please call the undersigned at (305) 860-7817 or Adam T. Smith, Esq., the Company’s Chief Legal Officer at (305) 860-7841 with any questions or comments you may have regarding the responses set forth herein. In addition, please send all written correspondence directly to the undersigned, with copies to Adam T. Smith, Esq., Chief Legal Officer, at One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131, fax: (305) 250-4244.

Sincerely,
/s/ Jose A. Segrera
Jose A. Segrera
Chief Financial Officer

cc: Greenberg Traurig, P.A.

EXHIBIT A
I, Jose A. Segrera, Chief Financial Officer of Terremark Worldwide, inc. (the “Company”), do hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 12, 2010	/s/ Jose A. Segrera
Jose A. Segrera
Chief Financial Officer